                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULES 13D-1 (b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)


                              AMRESCO CAPITAL TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    031919103
                                 (CUSIP Number)

                            L. Keith Blackwell, Esq.
                                  AMRESCO, Inc.
                             700 North Pearl Street
                               Suite 2400, LB 342
                               Dallas, Texas 75201
                                 (214) 953-7700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 1998
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]      Rule 13d-1(b)
[ ]      Rule 13d-(c)
[X]      Rule 13d-1(d)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                Page 1 of 6 Pages

CUSIP NO 031919103             SCHEDULE 13G                  Page 2 of 6 Pages
------------------------------------------------------------------------------

1)       Names of Reporting Persons
         I. R. S. Identification Nos. of Above Persons (Entities Only)

         AMRESCO, INC.
------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                               (a) [  ](b) [x]
------------------------------------------------------------------------------


 3)      SEC Use Only
------------------------------------------------------------------------------


 4)      Citizenship or Place of Organization                State of Delaware
------------------------------------------------------------------------------


Number of                     (5)   Sole Voting Power                      100
Shares                        ------------------------------------------------
Beneficially
Owned by                      (6)   Shared Voting Power              1,500,011
Each                          ------------------------------------------------
Reporting
Person With                   (7)   Sole Dispositive Power                 100
                              ------------------------------------------------

                              (8)   Shared Dispositive Power         1,500,011
                              ------------------------------------------------


 9)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     1,500,111
------------------------------------------------------------------------------

10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [  ]
------------------------------------------------------------------------------

11)    Percent of Class Represented by Amount in Row (9)                14.99%
------------------------------------------------------------------------------

12)    Type of Reporting Person                                             CO
------------------------------------------------------------------------------

CUSIP NO 031919103               SCHEDULE 13G                  Page 3 of 6 Pages
--------------------------------------------------------------------------------

1)       Names of Reporting Persons
         I. R. S. Identification Nos. of Above Persons (Entities Only)

         AMREIT Holdings, Inc.
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                 (a) [  ](b) [x]
--------------------------------------------------------------------------------


 3)      SEC Use Only
--------------------------------------------------------------------------------


 4)      Citizenship or Place of Organization                    State of Nevada
--------------------------------------------------------------------------------


Number of                     (5)   Sole Voting Power                        -0-
Shares                        --------------------------------------------------
Beneficially
Owned by                      (6)   Shared Voting Power                1,500,011
Each                          --------------------------------------------------
Reporting
Person With                   (7)   Sole Dispositive Power                   -0-
                              --------------------------------------------------

                              (8)   Shared Dispositive Power           1,500,011
                              --------------------------------------------------


 9)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       1,500,011
--------------------------------------------------------------------------------

10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares     [  ]
--------------------------------------------------------------------------------

11)    Percent of Class Represented by Amount in Row (9)                  14.99%
--------------------------------------------------------------------------------

12)    Type of Reporting Person                                               CO
--------------------------------------------------------------------------------

CUSIP NO 031919103             SCHEDULE 13G                  Page 4 of 6 Pages
------------------------------------------------------------------------------

ITEM 1(a).        NAME OF ISSUER:

                  AMRESCO Capital Trust, a Texas real estate investment trust, is the Issuer.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The address of the principal executive office is 700 North Pearl Street, Suite 2400, Dallas, Texas 75201, (214) 953-7700.

ITEM 2(c).        NAME OF PERSON FILING:

         This Schedule is being filed by the following persons:

                  (i)      AMRESCO, INC. ("AMRESCO"); and

                  (ii)     AMREIT Holdings, Inc. ("Holdings").

       Each of the persons listed in (i) and (ii) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons collectively beneficially own in the aggregate 1,500,111 Common Shares of Beneficial Interest, $0.01 par value ("Common Shares") or approximately 14.99% of the outstanding Common Shares within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The principal business address of the Reporting Persons is 700 North Pearl Street, Suite 2400, Dallas, Texas, 75201, (214) 953-7700.

ITEM 2(c):        CITIZENSHIP:

                  AMRESCO's place of organization is the State of Delaware. Holdings' place of organization is the State of Nevada.

ITEM 2(d):        TITLE OF CLASS OF SECURITIES:

                  The title of the class of securities is Common Shares of Beneficial Interest, $0.01 par value.

ITEM 2(e).        CUSIP NUMBER:

                  031919103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

          (a) Broker or dealer registered under Section 15 of the Exchange Act.

          (b)          Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

          (d) Investment company registered under Section 8 of the Investment Company Act.

          (e)          An investment adviser in accordance with Rule
                       13-1(b)(1)(ii)(E);

          (f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) A parent holding company or control person in accordance with Rule 13d-a(b)(1)(ii)(G);

          (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)          Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check
                  this box.   [ ]

CUSIP NO 031919103              SCHEDULE 13G                   Page 5 of 6 Pages
--------------------------------------------------------------------------------

ITEM 4.       OWNERSHIP.

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned:
              1,500,111

         (b)  Percent of class:
              14.99%

         (c)  Number of shares as to which AMRESCO has:

              (i)     Sole power to vote or to direct the vote
                      100

              (ii)    Shared power to vote or to direct the vote
                      1,500,011

              (iii)   Sole power to dispose or to direct the disposition of
                      100

              (iv) Shared power to dispose or to direct the disposition of 1,500,011

         (d)  Number of shares as to which Holdings has:

              (i)     Sole power to vote or to direct the vote
                      -0-

              (ii)    Shared power to vote or to direct the vote
                      1,500,011

              (iii) Sole power to dispose or to direct the disposition of -0-

              (iv) Shared power to dispose or to direct the disposition of 1,500,011

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.      CERTIFICATIONS.

              Not applicable.

CUSIP NO 031919103                SCHEDULE 13G               Page 6 of 6 Pages
------------------------------------------------------------------------------

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      AMRESCO, INC.



                                      February 8, 1999
                                      ----------------------------------------
                                                     (Date)


                                      /s/Thomas J. Andrus
                                      ----------------------------------------
                                                     (Signature)


                                      Vice President and Treasurer
                                      ----------------------------------------
                                                     (Name/Title)



                                      AMREIT HOLDINGS, INC.



                                      February 8, 1999
                                      -----------------------------------------
                                                     (Date)


                                      /s/William C. Cole
                                      ----------------------------------------
                                                     (Signature)


                                      President
                                      ----------------------------------------
                                                     (Name/Title)

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



       Attention. Intentional misstatements or omission of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                             JOINT FILING AGREEMENT


       AMRESCO, INC. and AMREIT Holdings, Inc. each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13G filed herewith, and any amendments thereto, relating to the Common Shares of Beneficial Interest, par value $0.01 per share, of AMRESCO Capital Trust are, and will be, filed jointly on behalf of each person.


Dated: February 8, 1999
                                      AMRESCO, INC.


                                      By: /s/Thomas J. Andrus
                                         -------------------------------------
                                      Name: Thomas J. Andrus
                                           -----------------------------------
                                      Title: Vice President and Treasurer
                                            ----------------------------------


                                      AMREIT HOLDINGS, INC.


                                      By: /s/William C. Cole
                                         -------------------------------------
                                      Name:  William C. Cole
                                           -----------------------------------
                                      Title: President
                                             ---------------------------------